December 13, 2010

Mr. H. Roger Schwall
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
Mail Stop 7010
100 F Street, NE
Washington, D.C. 20549

Re:	Ultra Petroleum Corp.
Form 10-K for the Fiscal Year ended December 31, 2009, filed February 26, 2010
File No. 1-33614

Dear Mr. Schwall:

This letter is a reply, on behalf of Ultra Petroleum Corp. ("Ultra" or the "Company"), to your letter dated November 29, 2010 (the "Comment Letter") containing comments from the staff of the Securities and Exchange Commission (the "Staff") relating to the Company's Form 10-K for its Fiscal Year ended December 31, 2009 (the "Form 10-K").  The November 29 Comment Letter supplements the Staff's original comment letter to the Company dated June 18, 2010.

In this letter, we have reproduced your comments in italics typeface, and provide our responses in normal typeface.  In addition, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.  We respectfully request that the Staff provide any further comments at its convenience.

December 13, 2010

Form 10-K for the Fiscal Year ended December 31, 2009

Oil and Gas Acreage, page 29

1.
We note your response to prior comment 1, in which you indicate you believe your "Properties" disclosure on page 25 already contains the requested information because your "material undeveloped properties owned at the end of 2009 are located in Wyoming and are held by production."  You also acknowledge our observation that, at year-end 2009, the Pennsylvania properties constituted the majority (by acreage) of your undeveloped properties, but then you go on to state that "these properties did not constitute the Company's material undeveloped properties."

Item 1208(b) of Regulation S-K requires disclosure "if material, of the minimum remaining terms of leases and concessions."  It is not clear to us how you are determining materiality, but it is the staff's position that your undeveloped Pennsylvania acreage is material.  In addition to the fact, which you acknowledge, that the majority of your undeveloped acreage is located in Pennsylvania, we note the following:

•	In 2009, you drilled 35 wells on your Pennsylvania properties (0 wells in 2008), which constituted almost 20% of the total wells drilled during the year;

•	In 2009, the percentage of your budget earmarked for Pennsylvania operations (including acquisitions) was over 50% of your total budget;

•	You state on your website that you are "poised to become a significant player in the Marcellus Shale through [] large contiguous blocks of acreage"; and

•	It appears that you acquired a large portion of your Pennsylvania acreage in 2006, subject to the customary five-year lease agreements you discuss at page 25 of the present Form 10-K.

Given these and all the other relevant facts, it appears that a discussion of the remaining lease terms covering your Pennsylvania properties is material to an understanding of your company.  Please provide the requested information, as well as a discussion of any material expenditures required to maintain these leases, or provide a substantially more comprehensive materiality analysis supporting your position.

Response:	Below the Company explains how it determined the materiality of its undeveloped leased properties and describes for the Staff how it will address this disclosure in future filings.

The Company's view is that a discussion of the remaining lease terms of its undeveloped Pennsylvania acreage did not meet a materiality threshold because at year-end 2009 the Company had $0 (page 50, Form 10-K) and no proved reserves attributable to that acreage (summary page, 2009 reserve report).  Also, in 2009, less than 18% of the Company's wells were drilled in Pennsylvania, and similarly only 18% of its capital budget was expended there ($140MM out of $750MM; not the over 50% referenced in the Comment Letter).

December 13, 2010

However, the Company notes the Staff's comments and in future filings will include disclosure similar to the following to be responsive to Item 1208(b):

"The primary terms of the Company's oil and gas leases expire at various dates. Much of the Company's undeveloped acreage is held by production, which means that the Company will maintain its rights in these leases as long as oil or natural gas is produced from the acreage by it or by other parties holding interests in producing wells on those leases.  In some cases, if production from a lease ceases, the lease will expire, and in some cases, if production from a lease ceases, the Company may maintain the lease by additional operations on the acreage.

Of its material leases not currently held by production, the Company has [____], [____], and [____] net acres subject to leases with primary terms that expire in 2011, 2012, and 2013, respectively.  [or, alternatively, 'The Company does not believe the remaining terms of its leases not currently held by production are material.'] The Company has in the past and expects in the future to be able to extend the terms of some of these leases and exchange or sell some of these leases with other companies.  The Company does not expect to lose material lease acreage because of failure to drill due to inadequate capital, equipment, or personnel.  However, based on the Company's evaluation of prospective economics, the Company has allowed acreage to expire and will allow additional acreage to expire in the future."

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Should you or the Staff have any questions concerning the enclosed materials, please contact me at (281) 876-0120, extension 315 or by fax at (281) 876-2831.

Sincerely, ULTRA PETROLEUM CORP. /s/ Garrett B. Smith Garrett B. Smith Senior Attorney and Corporate Secretary